Exhibit 99.1

Borr Drilling Limited appoints Francis Millet as new Chief Financial Officer

Borr Drilling Limited (NYSE: BORR, OSE: BDRILL) (the “Company” or “Borr”) announces that Mr. Francis Millet has been appointed as the new Chief Financial Officer of the Company.

Mr. Millet has 30 years of experience at Schlumberger where he has held several senior management functions globally, including VP Commercial and Finance and VP Commercial and Contracts. He brings with him vast knowledge and experience in finance, business development, M&A, risk management, accounting and tax.  Mr. Millet is a chartered accountant and holds a Master in business administration from Paris University.

The Board is extremely pleased that Mr. Millet has accepted to join the Borr management team and believes that his extensive experience will contribute greatly in developing the Company further.

Mr. Millet will commence his role as Chief Financial Officer from 15 January 2020.  Simultaneously, Magnus Vaaler, who has been with the Company since January 2018, has been appointed Vice President of Investor Relations and Treasury.

7 January 2020
Hamilton, Bermuda
Board of Directors
Borr Drilling Limited

Questions should be directed to:
Magnus Vaaler: Vice President of IR and Treasury, +47 93458573

Svend Anton Maier: Chief Executive Officer, + 47 41427129